PRIVATE OFFERING NOTICE


                               [OBJECT OMITTED]


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                              97% Protected Notes
               Linked to the Performance of the Nikkei 225 Index
                               due January 2010
                      US$10 principal amount per security

                            Private Offering Notice

                                 Summary Terms

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The Securities:                                        Payment at maturity:
o Minimum repayment will not be less than 97%          o The amount an investor receives at maturity will
  of the $10 original public offering price per          be based upon the percentage change in the level
  security.                                              of the Nikkei 225 Index over the term of the
o No payments prior to maturity and the                  securities.  At maturity, an investor will
  securities may not be redeemed prior to maturity.      receive a payment per security equal to the sum
o Senior unsecured debt securities of Merrill            of $9.70 per security and an additional amount,
  Lynch & Co., Inc., denominated and payable in          which may be zero, based on the percentage
  United States dollars, part of a series entitled       increase, if any, in the level of the Nikkei 225
  "Medium-Term Notes, Series C".                         Index multiplied by a participation rate
o The securities are designed for investors              expected to be between 100% and 115%, as
  who are seeking exposure to the Nikkei 225 Index       described in the attached offering document.  If
  (index symbol "NKY"), willing to forego interest       the level of the Nikkei 225 Index decreases or
  payments on the securities and willing to risk         has not increased sufficiently, at maturity an
  losing up to $.30 per security if the value of the     investor will receive less than the $10 original
  Nikkei 225 Index declines or does not increase         public offering price per security, which would
  sufficiently over the term of the securities.          result in a loss.  The level of the Nikkei 225
o The securities are made available to each              Index must increase by a percentage expected to
  investor outside of the United States in a minimum     be between 2.61% and 3.00%, depending on the
  initial investment of US$50,000 or such other          actual participation rate, in order for an
  amount, and subject to such other restrictions, as     investor to receive at least the $10 original
  may be applicable to such investor under the           public offering price per security.  In no
  private offering rules of any jurisdiction outside     event, however, will an investor receive less
  of the United States.                                  than $9.70 per security.
o Expected settlement date:  November    , 2004.
o CUSIP No.:
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The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the
"Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.



                            PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

        (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

        (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

        (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

        (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

        (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

        (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.








                  The date of this Notice is October 28, 2004

This Notice supplements the Preliminary Pricing Supplement, dated October 28,
 2004, and the Prospectus Supplement and Prospectus, dated November 26, 2003.